Mail Stop 3561

April 3, 2007

Via U.S. Mail & Facsimile (214) 969-4343
Mr. Michael Cavalier
Senior Vice President – General Counsel
Cinemark Holdings, Inc.
3900 Dallas Parkway, Suite 500
Plano, TX 75093

> **Re: Cinemark Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 1, 2007**
> **File No. 333-140390**

Dear Mr. Cavalier:

We have reviewed your filing and have the following comments. Please note that all page references below correspond to the marked version of your filing provided by counsel. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus

General

1. We note your response to comment 4 from our letter of March 1, 2007 and we reissue it. You continue to disclose Adjusted EBITDA in the context of discussing your operating performance. For example, on pages 1, 2, and 60 you disclose Adjusted EBITDA and Adjusted EBITDA margin under paragraph headings labeled "strong operating performance." Your presentation of adjusted EBITDA as a performance measure does not comply with Item 10(e) of Regulation S-K, because it eliminates certain recurring charges (e.g. impairment of long lived assets, (gain)/loss on sale of assets and other, deferred lease expense) and because you have not provided disclosure of substantive reasons specific to you why these non-GAAP measures are useful to investors. Therefore,

Mr. Michael Cavalier
Cinemark Holdings, Inc.
April 3, 2007
Page 2

please revise to eliminate your discussion of adjusted EBITDA and adjusted EBITDA margin in this context.

2. On page 14, you state that you also present Adjusted EBITDA and Adjusted EBITDA margin because you use these measures to monitor compliance with financial covenants in the indenture governing your 9 3/4% senior discount notes, specifically those related to your ability to incur additional indebtedness, issue preferred stock, or make restricted payments including dividends. However, you then state that the covenant is actually based a fixed charge coverage ratio, as defined under the indenture. As the covenant is actually based on a fixed charge coverage ratio, it is unclear why you would not disclose the product of that exact ratio as defined in the indenture and instead disclose to investors the product of another alternative measure that is not exactly consistent with the indenture. Further, as this covenant appears to pertain only to your future ability to incur additional indebtedness, issue preferred stock, or pay dividends, it is unclear why disclosure of these measures would be material to investors on a historical basis. In this regard, it appears that disclosure of the existence of the 2.0 to 1.0 fixed charge coverage ratio, the product of the actual ratio for the most recent period reported, a statement as to compliance with the actual covenant, and a discussion of known trends or uncertainties with respect to compliance with the actual ratio in the future would be more appropriate disclosure in your filing. Therefore, please revise to eliminate all disclosures related to Adjusted EBITDA and Adjusted EBITDA margin and replace them with the aforementioned disclosures.

Market Information, page ii

3. We note your response to comment 5 from our letter of March 1, 2007, but we reissue it, in part. Rule 436(a) of Regulation C requires that such consents be filed with the registration statement. Please file the consents from BIA Financial Network, Inc., Veronis Suhler Stevenson, and PricewaterhouseCoopers LLP with your next amendment. In addition, please file a consent from Nielsen Entertainment/NRG, as referenced on page 5, and any other third-party source of information you cite in the prospectus. Alternatively, you may remove the references to the third parties and attribute the information to the company, based on its own research.

The Offering, page 8

4. We note the additional disclosure you provided here in response to comment 24 from our letter of March 1, 2007, but we reissue it, in part. Please also indicate here that Lehman Brothers Inc. is "acting as dealer manager and solicitation agent in connection with Cinemark USA, Inc.'s offer to purchase and related consent solicitation of its 9% senior subordinated notes," and cross-reference the discussion on page 124 under Relationships.

Risk Factors, page 17

5. We note that you have removed a sentence from the first paragraph of this section in response to comment 25 from our letter of March 1, 2007. We meant to ask you to remove the sentence that reads, "The following risks and uncertainties are not the only ones we face." Please revise accordingly.

Operating Activities, page 62

6. We note that in response to comment 33 from our letter of March 1, 2007 you have listed several reasons for experiencing a net loss for two of the last three years. To the extent practicable, please revise to quantify each reason.

Certain Agreements, page 108

7. We note your response to comment 49 from our letter of March 1, 2007, but we reissue it, in part. Item 601(b)(10)(ii)(A) requires the filing of all contracts with "security holders named in the registration statement." Because the leases for the 25 theaters and two parking facilities are with Syufy Enterprises, LP, which you indicate owns approximately 10.8% of your common stock, please file these leases.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Juan Migone at (202) 551-3312 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (214) 969-4343
        Terry Schpok, Esq.
        Akin Gump Strauss Hauer & Feld, LLP